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MAG Silver Corp.                                                                                                                                                                                                                                                                                             December 1, 2010
For Immediate Release                                                                                                                                                                                                                                                                                                 NR#10-16

MAG SILVER ANNOUNCES JUANICIPIO RESOURCE ESTIMATION AND EXPLORATION UPDATE

Indicated Resources:

5.20 Million Tonnes containing 110.8 million ounces of silver, 321,300 ounces of gold

Inferred Resources:

7.72 Million Tonnes containing 93.3 million ounces of silver, 387,200 ounces of gold

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces an independent updated mineral resource estimate for the Juanicipio Property made by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) on behalf of MAG Silver. The Juanicipio property, located in the Fresnillo District, Zacatecas State, Mexico, is owned and operated by Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company held 56% by Fresnillo plc and 44% by the Company. The updated mineral resource estimate is based on drill results available to September 8, 2010 and used methods similar to the previous estimate of March 2009.   A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

Indicated Mineral Resources are now estimated to total 5.20 million tonnes of 662 grams per tonne (g/t) (19.3 ounces per ton (opt)) silver, 1.92 g/t gold, 1.78% lead, and 3.66% zinc at an NSR cut-off value of US$50 per tonne.  Total contained metals in the Indicated Resource are 110.8 million ounces of silver, 321,300 ounces of gold, 204.4 million pounds of lead, and 419.7 million pounds of zinc.  At the same cut-off value of US$50 per tonne, Inferred Mineral Resources are estimated to total 7.72 million tonnes of 376 g/t (11.0 opt) silver, 1.56 g/t gold, 1.53% lead, and 2.74% zinc.  The Inferred Resources contain an additional 93.3 million ounces of silver, 387,200 ounces of gold, 260.7 million pounds of lead, and 466.1 million pounds of zinc.

The Indicated Mineral Resources are located exclusively in the Valdecañas Main Vein and Hanging Wall Vein #1.  The Inferred Mineral Resources are contained within the Valdecañas Main Vein, several hanging and footwall veins and in a stockwork zone located within the Valdecañas structure.  For the first time, an Inferred Resource is included for the Juanicipio Vein, located 1100 metres to the south of the Valdecañas Vein.  Note that the Juanicipio Vein estimates do not include new Hole 18R (reported in detail below) that cut 1.56 metres (true thickness) grading 4,223 g/t (123 opt) silver, 2.97 g/t gold, 5.57% zinc, and 3.00% lead.

“We are pleased, but not surprised, to have added over 2 million tonnes and more than 27 million ounces of silver and 111 thousand ounces of gold to our Indicated Resources,” said Dan MacInnis, MAG’s President and CEO. “The 77% increase in Indicated tonnes shows a much larger high grade mineral inventory for the Prefeasibility Study anticipated by the end of the year, when compared to the 2009 Scoping Study (see www.sedar.com ).  The increase was largely achieved by infill drilling that elevated over 2 million tonnes from the Inferred category to Indicated.  Inferred tonnes stayed basically the same thanks to drilling outside the previous resource area that replaced the elevated tonnes with 2 million new tonnes.  Using mining rate estimates from our 2009 Scoping Study, these increases add over 3 years to our estimated mine life.   We are also pleased to have an Inferred Resource on our original discovery, the Juanicipio Vein, and look forward to seeing what the new exceptionally high-grade intercept in hole 18R may add to resources there over time.”

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Table 1 - Mineral Resource Estimate for the Juanicipio Project as of September 8, 2010

	Tonnage	Silver (Ag)	Gold (Au)	Lead (Pb)	Zinc (Zn)	NSR	Silver (Ag)	Gold (Au)	Lead (Pb)	Zinc (Zn)
	M t	g/t	g/t	%	%	US$/t	M oz	K oz	M lbs	M lbs
INDICATED
Valdecañas Main Vein	4.81	645	1.87	1.82	3.77	346	99.7	288.4	193.2	400.0
Hanging Wall Vein 1	0.40	868	2.57	1.28	2.25	430	11.1	32.9	11.2	19.7
Total Indicated	5.20	662	1.92	1.78	3.66	352	110.8	321.3	204.4	419.7
INFERRED
Valdecañas Main Vein	5.04	386	1.72	1.90	3.37	243	62.6	278.0	211.1	374.1
Footwall (Desprendido) Vein	0.79	510	0.69	0.51	0.82	231	12.9	17.5	8.8	14.1
Hanging Wall Vein 1	0.12	554	0.53	0.75	1.54	232	2.2	2.1	2.0	4.2
Hanging Wall Vein 2	0.35	802	1.17	1.79	3.68	368	9.0	13.1	13.8	28.3
Footwall Vein 2	0.19	136	1.21	2.97	4.55	139	0.8	7.3	12.3	18.9
Stockwork Zone	0.97	37	1.03	0.52	1.07	51	1.2	32.3	11.0	22.9
Juanicipio Vein	0.26	553	4.37	0.28	0.63	337	4.7	36.8	1.6	3.6
Total Inferred	7.72	376	1.56	1.53	2.74	224	93.3	387.2	260.7	466.1

   Footnotes:

1.

CIM Definition Standards have been followed for classification of mineral resources.

2.

Mineral resources are reported at a NSR value cut-off of US$50/tonne.

3.

NSR values are calculated in US$ using factors of $0.42 per g/t Ag, $21.25 per g/t Au, $9.73 per % Pb and $8.14 per % Zn. These factors are based on metal prices of US$16.00/oz Ag, US$1000/oz Au, $0.80/lb Pb and $1.00/lb Zn and estimated recoveries and smelter terms.

4.

The mineral resource estimate uses drill hole data available as of September 8, 2010.

5.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.

6.

Totals may not add correctly due to rounding.

Resource Estimation Details

The Juanicipio drill hole database includes 107 diamond core holes totaling 87,731 metres drilled prior to September 8, 2010.  A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized veins using the descriptive logs, a minimum NSR value of approximately US$50 per tonne, and a minimum thickness of 1.5 metres. Prior to compositing to two metre lengths, high grades were cut to 6,000 g/t silver, 16 g/t gold, and 15% for both lead and zinc.  Grades and density were estimated using inverse distance cubed.  All blocks within the wireframes are reported as mineral resource. Approximately 2% of the Indicated tonnes and 7% of the Inferred tonnes have values less than US$50 per tonne but are included for continuity. Much of the Stockwork Zone has NSR values less than US$50 per tonne, but it is included as mineral resource because it represents incremental tonnage adjacent to the Valdecañas and Footwall Veins.  Classification into the Indicated and Inferred categories was guided by the drill hole density and the apparent continuity of the mineralized zones.

Comparison with Previous Results

Table 2 compares the current and previous mineral resource estimate made by Scott Wilson RPA.   The 77% increase in Indicated tonnage reflects the closer spaced drilling and improved confidence in the grade continuity.  The addition of Inferred resources along and across strike more than offsets the elevation of resources to the Indicated category.  Slight decreases in average grades in both the Indicated and Inferred categories are due to the addition of lower grade material both up and down dip of the main, high grade core.

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Table 2 – Comparison of Current and Previous Mineral Resource Estimates

	Tonnage	Silver (Ag)	Gold (Au)	Lead (Pb)	Zinc (Zn)	Silver (Ag)	Gold (Au)	Lead (Pb)	Zinc (Zn)
	M t	g/t	g/t	%	%	M oz	K oz	M lbs	M lbs
Current Estimate
Indicated	5.20	662	1.92	1.78	3.66	110.8	321	204.4	419.7
Inferred	7.72	376	1.56	1.53	2.74	93.3	387	260.7	466.1
March 2009 Estimate
Indicated	2.95	879	2.22	2.39	4.15	83.3	210	155.2	269.4
Inferred	7.21	458	1.54	1.89	3.14	106.1	356	301.0	498.2
Difference
Indicated	2.26	-217	-0.30	-0.61	-0.49	27.5	111.35	49.2	150.3
Inferred	0.52	-82	0.02	-0.36	-0.40	-12.8	31.00	-40.3	-32.1
Percent Difference
Indicated	77%	-25%	-13%	-25%	-12%	33%	53%	32%	56%
Inferred	7%	-18%	1%	-19%	-13%	-12%	9%	-13%	-6%

Exploration Results for the Juanicipio Vein

Drilling continues on the Juanicipio Vein, primarily in the area around the Inferred Resource mentioned above (see Longitudinal Section).  The Juanicipio Vein lies 1.1 kilometers south of the Valdecañas Vein and was discovered in the first hole drilled in the Juanicipio Claim by MAG Silver in 2003. Overall, the Juanicipio Vein behaves more erratically in width and grade than the Valdecañas Vein, but the local extremely high grades maintain high exploration interest.  The general textural and grade patterns of the Juanicipio Vein suggest that its Bonanza Zone lies deeper than that of the Valdecañas Vein, which is consistent with well documented vertical and lateral shifts in the centres of mineralization over time in the Fresnillo District.

The best of the recent holes is Hole 18R, which cut 1.56 metres (true thickness) reporting 4,223 g/t (123.2 opt) silver, 2.97 g/t gold, 3.00% lead and 5.57% zinc.  Hole 18.5R, drilled 125 metres west of 18R cut a wider (3.55 metre true width thickness) segment of the vein, with significant but lower grades (see Table 3).  More importantly, hole 18.5R cut several hanging wall veins, the first seen along the Juanicipio Vein; the most important of these is 0.55 metre wide and carries 453 g/t (13.2 opt) silver. Hole 17.5 R is currently in progress to determine if the mineralization cut in 18.5R continues to depth.

Table 3- Juanicipio Vein Drilling Results

Hole	From	To	Gold (Au)	Silver (Ag)	Lead (Pb)	Zinc (Zn)	True Width
Number	m	m	g/t	g/t	%	%	(metres)
18P	627.60	628.2	1.47	4,100	2.02	4.07	*0.60
18R	754.70	756.5	2.97	4,223	3.00	5.57	1.56
18.5R HW	880.90	882.5	0.28	453	0.19	0.92	0.55
18.5R	889.65	894.0	0.43	548	0.34	1.20	3.55
18Q	719.85	720.7	0.27	55	1.54	2.00	*0.85
19R	921.60	922.2	2.09	731	10.50	7.66	0.52

*Represents core length

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Qualified Person – Resource: The Mineral Resources for the Juanicipio Property disclosed in this press release have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

Qualified Person- Exploration: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

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Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

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Juanicipio Vein

W | Inclined Longitudinal Section Dipping 53 Degrees to the South | 112 Degrees → | E

Hole ID	True Width	Au (g/t)	Ag (g/t)
JU1	2.00	11.43	630
JU2	1.50	1.59	1
10P	0.35	0.11	234
11P	0.55	0.05	0.5
16Q	0.27	0.62	75
17P	0.60	0.34	130
17R	1.12	1.09	158
12P	0.25	0.20	46
18P	0.60	1.47	4100
18Q	0.85	0.27	55
18R	1.56	2.97	4223
18.5R	3.55	0.43	548

Hole ID	True Width	Au (g/t)	Ag (g/t)
19P	3.10	2.66	133
19Q3	0.42	0.28	45
19R	0.52	2.09	731
20R	0.30	2.16	57
20P	0.92	4.95	115
21P	0.70	0.36	66
21Q	0.10	0.20	15
21R	0.20	0.31	56
22R	0.41	0.05	5
22P	0.30	6.68	863
31P	NSV		
23R	NSV		

Juanicipio JV
Fresnillo plc
JU2
10P
New inferred resource
(260,000T at 553 g/t Ag and 4.37 g/t Au)
12P
JU1
11P
31P
16Q
18P
Open
17P
19P
18Q2
19Q3
21P
20P
21Q
18R
(1.56m / 2.97g/t Au 4,223g/t Ag)
23R
22P
18.5R
(3.55m / 0.43g/t Au 548g/t Ag)
19R
21R
20R
22R
17R
17.5R
(in progress)
?
?
?
Pierce Points
Ageq (g/t x metres)
> 5,000
1,000 - 5,000
300 - 1,000
0 - 300
New intercepts
In progress
200 m

Ageq assumes $1100 Au and $17 Ag

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